NOTICE

OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting (the "Meeting") of the shareholders (the "Shareholders") of TOURNIGAN GOLD CORPORATION (the "Corporation'') will be held at:

Thurlow Room, Main Floor – 1111 West Georgia Street, Vancouver, British Columbia

on FRIDAY, FEBRUARY 2, 2007 at the hour of 10:00 a.m., local time,

for the following purposes:

1.     to have placed before the Meeting the Report to Shareholders, the audited financial statements of the Corporation for the fiscal years ended August 31, 2006 and 2005 together with the auditors’ report thereon;

2.     to fix the number of directors to be elected for the coming year at six (6);

3.     to re-elect directors for the ensuing year;

4.     to appoint Manning Elliott LLP as auditors for the Corporation and authorize the directors to fix the remuneration of the auditors;

5.     to consider, and if thought fit, approve the amended Stock Option Plan for the Corporation, under which the directors will be authorized to grant options to acquire up to 10% of the issued capital of the Corporation from time to time; and

6.     to transact such other business as may properly come before the Meeting or any adjournment thereof;

The accompanying Information Circular provides additional information relating to the matters to be addressed at the meeting and is deemed to form part of this Notice. The Report to Shareholders, audited financial statements and auditors’ report are included in the accompanying Annual Report.

The Directors have fixed the close of business on December 18, 2006 as the record date for determination of Shareholders entitled to notice of and the right to vote at the Meeting either in person or by proxy.

Dated at Vancouver, British Columbia this 18th day of December, 2006

BY ORDER OF THE BOARD OF DIRECTORS

"James Walchuck "

President & CEO and Director

The Board of Directors encourages each Shareholder to attend the Meeting in person. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE VOTE BY EITHER TELEPHONE, INTERNET, FAX OR POSTAL MAIL ACCORDING TO THE INSTRUCTIONS SET OUT IN THE ENCLOSED PROXY. If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. Please also advise the Corporation of any change of your mailing address.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Investor Services Inc. by mail, fax, telephone or internet no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is:

Computershare Investor Services Inc.
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario
Canada M5J 2Y1

Fax: Within North America: 1-866-249-7775                 Outside North America: (416) 263-9524

The Chairman of the Meeting has the discretion to accept proxies file d less than 48 hours before the commencement of the Meeting. Non-registered shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

TOURNIGAN GOLD CORPORATION
2 4 t h Floor, 1111 West Georgia Street
Vancouver, British Columbia, Canada V6 E 4M3
www.tournigan.com

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD
Friday, February 2, 2007

Containing information as at December 18, 2006

PERSONS MAKING THE SOLICITATION

This Management Information Circular (the "Information Circular") is furnished in connection with the solicitation of proxies being made by the management of Tournigan Gold Corporation (the "Corporation") for use at the Annual General Meeting (the "Meeting") of the Corporation’s shareholders (the "Shareholders ") to be held on Friday, February 2, 2007 at the hour of 10:00 am, Thurlow Room, 1111 West Georgia Street, Vancouver, B.C.

While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Corporation. All costs of this solicitation will be borne by the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy (the "Proxy") are directors or officers of the Corporation. A SHAREHOLDER OF THE CORPORATION WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER’S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the Shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the chairman of the meeting at any time before the vote is cast.

REVOCATION OF PROXIES

A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to Suite 1700 - 666 Burrard Street, Vancouver, B.C., Canada V6C 2X8 (facsimile: 604-681-1825), at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A Proxy may also be revoked in any other manner permitted by law. Only registered Shareholders have the right to revoke a Proxy. NonRegistered Holders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VALIDITY OF PROXY

A proxy will not be valid unless it is signed by the Shareholder or intermediary or by the Shareholder’s or intermediary’s agent duly authorized in writing or, if the Shareholder or intermediary is a corporation, under its corporate seal and signed by an officer or Shareholder’s or intermediary. The instrument empowering the agent, or a notarial copy thereof, should accompany the Proxy. The Proxy, if not dated, is deemed to be dated on the date mailed by the person making the solicitation.

JOINT HOLDERS

A Proxy given on behalf of joint holders must be executed by all of them and may be revoked only by all of them.

If more than one of several joint holders is present at the Meeting and they do not agree as to which of them is to exercise any vote to which they are jointly entitled, they will for the purpose of voting, be deemed not to be present.

DEPOSIT OF PROXY

A Proxy will not be valid unless it is completed, dated and signed and delivered by hand or mail to Computershare Investor Services Inc. at Proxy Dept., 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1, or by fax to: (within North America) 1-866-249-7775 (outside North America) 416-263-9524, not less than 48 hours (excluding Saturdays and holidays) prior to the Meeting or to the Chair of the Meeting prior to the commencement of the Meeting.

NON-REGISTERED HOLDERS OF CORPORATION’S SHARES

Only registered Shareholders of record as of the Meeting Record Date (as hereinafter defined) or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are "non-registered" Shareholders because the shares they own are not re gistered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of the person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the NonRegistered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 ("NI 54-101") of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a NonRegistered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials, or where there is a special meeting involving abridged timing under NI 54-101, will either:

(a)     be given a Proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the NonRegistered Holder but which is otherwise not completed. Because the Intermediary has already signed the Proxy, this Proxy is not required to be signed by the Non-Registered Holder when submitting the Proxy. In this case, the Non-Registered Holder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare Investor Services Inc. as provided above; or

(b)     more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the P roxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

VOTING OF SHARES REPRESENTED BY PROXY AND EXERCISE OF DISCRETION

The Shares represented by a Proxy will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made. Where no choice has been specified by the Shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

At the time of printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting. A proxy in the enclosed form, however, when properly completed and delivered and not revoked, confers discretionary authority on the persons named proxyholders therein to vote on any amendments or variations of matters identified in the Notice of Meeting and on any other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Issued and Outstanding:	112,628,668 common shares without par value
Authorized Capital:	unlimited common shares without par value

The Corporation was incorporated under the Business Corporations Act (Yukon Territory). As at the date hereof, the Corporation has issued and outstanding 112,628,668 fully paid and non-assessable common shares without par value, each share carrying the right to one vote. The Corporation has no other classes of voting securities.

Any Shareholder of record at the close of business on December 18, 2006 (the "Meeting Record Date") who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such Shareholder’s shares voted at the Meeting.

Voting at the Meeting will be by a show of hands, each Shareholder having one vote, unless a poll is requested or required in accordance with the Corporation’s By-Laws or the Business Corporations Act (Yukon), in which case each Shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast by Shareholder of outstanding common shares entitled to vote and represented in person or by proxy will be required unless otherwise required by the Corporation’s Articles or By-Laws.

To the best of the knowledge of the directors and senior officers of the Corporation, the only persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation are:

TABLE 1
	Number of Shares	Percentage of Issued and
Beneficial Shareholder	Owned	Outstanding
Sprott Asset Management Inc.	20,404,200	18.12%

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve management’s proposal to re-appoint Manning Elliott LLP, Chartered Accountants (formerly Bedford Curry, Chartered Accountants), of Vancouver, B.C., as auditors of the Corporation to hold office until the next annual general meeting of the Corporation or until a successor is appointed and to authorize the Directors to determine the Auditors’ remuneration. Manning Elliott was first appointed as auditor of the Corporation on October 7, 1999.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

1)     the Corporation’s chief executive officer ("CEO");

2)     the Corporation’s chief financial officer ("CFO");

3)     each of the Corporation’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

4)     any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Corporation at the end of the most recently completed financial year.

As at August 31, 2006, the end of the Corporation’s most recently completed fiscal year, the Corporation had six Named Executive Officers, whose names and positions held within the Corporation are set out in the summary of compensation table below.

Summary of Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of the Corporation’s three most recently completed fiscal years.

TABLE 2

					Long Term Compensation
		Annual Compensation
					Awards		Payouts
					Securities	Restricted
					Under	Shares or
					Options/	Restricted
Name and Principal	Fiscal			Other Annual	SARs	Share	LTIP	All Other
Position of Named	Year	Salary	Bonus	Compensation	Granted	Units	Pay-Outs	Compensation
Executive Officer	Ending	($)	($)	($)	(#) (7)	($)	($)	($)
James Walchuck (1)	2006	209,000	200,000	28,305	1,350,000	Nil	Nil	2,392
President &CEO	2005	169,200	Nil	Nil	250,000	Nil	Nil	1,650
Damien Reynolds (2)	2006	55,000	415,000	15,000	1,250,000	Nil	Nil	Nil
Former CEO &	2005	135,000	59,958	Nil	400,000	Nil	Nil	Nil
President	2004	120,000	60,000	Nil	250,000	Nil	Nil	Nil
Hans Retterath (3)
CFO	2006	13,900	Nil	Nil	250,000	Nil	Nil	Nil
Robert Nowell (4)	2006	72,000	Nil	Nil	187,500	Nil	Nil	Nil
Former CFO	2005	20,000	Nil	Nil	100,000	Nil	Nil	Nil
Jon Lever (5)	2005	15,000	Nil	Nil	Nil	Nil	Nil	Nil
Former CFO	2004	25,000	Nil	Nil	150,000	Nil	Nil	Nil
Kent Ausburn (6)
VP, Exploration	2006	132,000	100,000	Nil	450,000	Nil	Nil	Nil

(1)     Mr. Walchuck was appointed President of the Corporation on May 2, 2005 and CEO of the Corporation on September 21, 2005.

(2)     Mr. Reynolds served as President of the Corporation until May 2, 2005. He served as CEO of the Corporation from May 2, 2005 until September 21, 2005, when he was appointed Chairman. He resigned from the Board of Directors effective October 17, 2006.

(3)     Mr. Retterath was appointed CFO of the Corporation on July 31, 2006.

(4)     Mr. Nowell was CFO of the Corporation from June 15, 2005 until July 31, 2006, and received payment as a consultant.

(5)     Mr. Lever served as CFO of the Corporation from April 1, 2004 until June 15, 2005.

(6)     Mr. Ausburn receives payment as a consultant. (7) Refer to Tables 3 and 4 for additional details.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

A long term incentive plan ("LTIP") is any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation’s shares, but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Corporation has no LTIP in place and therefore there were no awards made under any LTIP to any Named Executive Officers during the Corporation’s most recently completed fiscal year.

Option and SAR Repricings

No SARs (stock appreciation rights) have existed with the Corporation during the previous 10 fiscal years and therefore no repricings were made.

Options/SARs Granted During the Most Recently Completed Fiscal Year

No SARs (stock appreciation rights) were granted during this period. During the most recently completed fiscal year, the following incentive stock options were granted to Named Executive Officers.

TABLE 3

		Securities		% of Total	Market Value of
		Under	Exercise or	Options	Securities
Name	Date of Grant	Options	Base Price	Granted to	Underlying	Expiration
		Granted	($/Security)	Employees in	Options on the	Date
		(#)		Fiscal Year	Date of Grant
					($/Security)(1)
James Walchuck	September 21/05	350,000	$0.40	4.78%	$0.50	September 21/10
	February 15/06	900,000	$1.45	12.30%	$1.48	February 15/11
	March 23/06	100,000	$1.86	1.37%	$1.86	March 23/11
	Total	1,350,000		18.45%
Damien Reynolds	September 21/05	100,000	$0.40	1.37%	$0.50	September 21/10
	February 15/06	750,000	$1.45	10.25%	$1.48	February 15/11
	June 14/06	400,000	$1.50	5.47%	$1.50	June 12/11
	Total	1,250,000		17.09%
Kent Ausburn	September 21/05	150,000	$0.40	2.05%	$0.50	September 21/10
	February 15/06	150,000	$1.45	2.05%	$1.48	February 15/11
	March 23/06	150,000	$1.86	2.05%	$1.86	March 23/11
	Total	450,000		6.15%
Hans Retterath	June 14/06	250,000	$1.50	3.42%	$1.50	June 12/11
	Total	250,000		3.42%
Robert Nowell	September 21/05	25,000	$0.40	0.34%	$0.50	September 21/10
	February 15/06	162,500	$1.45	2.22%	$1.48	February 15/11
	Total	187,500		2.56%

(1)     Calculated as the closing price of the Corporation’s shares on the TSX Venture Exchange on the day prior to grant. The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Corporation’s share capital.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. The Company has not issued any SARs during the fiscal year.

TABLE 4

				Value of Unexercised
				In-the-Money Options
	Securities	Aggregate	Unexercised Options at	at Fiscal Year-End ($)
	Acquired on	Value	Fiscal Year-End	Exercisable /
Name	Exercise (#)	Realized ($)(1)	Exercisable/Unexercisable (#)	Unexercisable (2)

Damien Reynolds	1,050,000	1,457,000	416,668 / 333,332	$243,334 / $186,666

James Walchuck	500,000	559,000	1,166,667 / 333,333	$1,171,000 / $200,000

Robert Nowell	207,500	227,300	96,667 / 33,333	$58,000 / $20,000

Kent Ausburn	150,000	206,500	550,000 / 100,000	$631,000 / $60,000

Hans Retterath	Nil	N/A	83,334 / 166,666	$45,834 / $91,666

Jon Lever	100,000	5,500	N/A	N/A

(1)     Based on the difference between the option exercise price and the closing market price of the Corporation’s shares on the date of exercise.

(2)     In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Corporation’s shares as at August 31, 2006 (being the last business day of the fiscal year) was $2.05.

Termination of Employment, Change in Responsibilities and Employment Contracts

As at August 31, 2006, the Corporation’s most recent fiscal year-end, the Corporation had an employment agreement (the "Employment Agreement") dated April 2, 2004, with James Walchuck, one of its Named Executive Officers. The Employment Agreement has an indefinite term and is subject to termination in certain events. Pursuant to the Employment Agreement and as approved by the Board of Directors, Mr. Walchuck receives an annual salary of $200,000. In the event of termination of Mr. Walchuck’s employment other than for just cause, the Employment Agreement provides for payment by the Corporation of a severance allowance in an amount equal to one year of his annual salary, payable at the time of termination, in addition to any accrued salary or vacation pay earned up to the date of termination. In these circumstances, Mr. Walchuck would be also entitled to exercise any vested stock options for a one-year period following the date of termination.

As at the date of this Information Circular, the Corporation has entered into formal employment contracts ("Employment Contracts") with James Walchuck and Hans Retterath. Under the terms of the Employment Contracts, if any of such executive is terminated (without just cause) or if Tournigan experiences a “Change of Control” (as defined in the Employment Contracts) that results in termination without cause or a change of responsibilities within one year, the executive would be entitled to a lump sum payment equal to two years (in the case of Mr. Walchuck) and two years (in the case of Mr. Retterath) of base salary, and continuation of group benefits for six months, in addition to remuneration and accrued vacation pay earned up to the date of termination. In the event of Change of Control, all unvested stock options will immediately become fully vested and the executives are entitled to exercise any unexercised stock options for a period of ninety days following the date of Change of Control. Refer also to Tables 2, 3 and 4 above for more information regarding executive compensation.

Compensation of Directors

The Corporation pays each independent director $2,500 per month for his services as director. A corporation that is controlled by one director received aggregate directors’ fees of $30,000. In the year ended August 31, 2006, the Corporation accrued or paid an aggregate of $96,500 in directors’ fees.

Pursuant to an agreement with Damien Reynolds, commencing September 21, 2005, the Corporation paid Mr. Reynolds fees of $5,000 per month for his services as Executive Chairman. Payment of this monthly fee of $5,000 concluded upon is resignation on October 17, 2006.

From time to time, incentive stock options are granted to directors in accordance with the policies of the TSX Venture Exchange and the Corporation’s Stock Option Plan. The following table sets forth particulars of incentive stock options that were granted by the Corporation during the fiscal year ended August 31, 2006 to directors who are not Named Executive Officers, as a group.

TABLE 5

					Market Value of
		Securities			Securities
		Under		% of Total	Underlying
		Options	Exercise or	Options/SARs	Options on the
Name of Director		Granted	Base Price	Granted in	Date of Grant	Expiration
or Officer	Date of Grant	(#) (1)	($/Security)	Fiscal Year (2)	($/Security) (3)	Date

Directors who
were not Named
Executive Officers
(4 individuals)	February 15/06	275,000	$1.45	3.76%	$1.48	February 15/11

Directors who
were not Named
Executive Officers
(5 individuals)	March 23/06	1,200,000	$1.86	16.40%	$1.86	March 23/11

	Total	1,475,000		20.16%

(1)     Number of common shares of the Corporation which may be acquired on the exercise of stock options.

(2)     Percentage of all stock options granted during the last fiscal year.

(3)     Calculated as the closing price of the Corporation’s shares on the TSX Venture Exchange on the day prior to grant. The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Corporation’s share capital.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all equity compensation plans of the Corporation as at August 31, 2006. The equity compensation plan of the Corporation consists of the Stock Option Plan which was approved by the shareholders of the Corporation on February 8, 2006.

TABLE 6

	Number of securities	Weighted-average
Plan Category	to be issued on	exercise price of	Number of securities available
	exercise	outstanding securities	for future issuance

Equity compensation plans
approved by shareholders:

Stock Option Plan	8,105,001	$1.28	3,157,866

Equity compensation plans
not approved by	N/A	N/A	N/A
shareholders

Total	8,105,001	$1.28	3,157,866

If all 8,105,001 currently outstanding options of the Corporation were exercised, the shares which would be issued upon such exercise would total approximately 7.2% of the Corporation’s currently issued and outstanding shares on a non-diluted basis. If all 11,262,867 options available for grant under the Stock Option Plan were granted and were exercised (including the 8,105,001 options currently outstanding), the Shares which would be issued upon such exercise would constitute 10% of the Corporation’s currently issued and outstanding Shares on a non-diluted basis.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular, since the commencement of the last completed fiscal year, no insider of the Corporation, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

The management functions of the Corporation and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and officers of the Corporation or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed in this Information Circular, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Corporation at any time since the commencement of the Corporation’s last fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

ELECTION OF DIRECTORS

The Board of Directors presently consists of six directors and it is proposed that the number of directors of the Corporation be fixed at six (6) for the ensuing year.

The term of office of each of the Corporation’s present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Corporation or with the provisions of the Business Corporations Act (Yukon Territory).

The following table sets out the names of the nominees for election as directors, the province or state, and country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation, and the number of common shares of the Corporation or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date of this Information Circular.

TABLE 7

LIST OF DIRECTORS

Ownership or
Name, Present Position(s)		Date(s) Served as a	Control Over
with the Corporation and	Principal Occupation (1) (2)	Director Since	Voting Shares
Place of Residence (2)			Held (2)

James Walchuck (5)	President since May 2005, and CEO of the
President & CEO	Corporation since September 2005; VP, Mining	September 21, 2005	60,000
Director	of the Corporation from March 2004 until May
Vancouver, B.C. Canada	2005; Manager Mining for Barrick Gold
Corporation at its Bulyanhulu Gold Mine in
Tanzania from July 1999 to Aug 2002.

Hein Poulus (3) (5) (5)	Partner, Stikeman Elliott, LLP, Barristers &
Director	Solicitors.	September 10, 1999	104,832
Vancouver, B.C. Canada

Peter Bojtos (3)	Professional Engineer and a director of several
Director	resource companies, including: Kalimantan	August 14, 2002	337,500
Lakewood, Colorado, U.S.A.	Gold Corp., Queenstake Resources Ltd., U.S.
Gold Corp. and Vaaldiam Resources Ltd.

Michael Hopley (4)	President & CEO, Sunridge Gold Corp., 2003 to
Director	present; President of Crescent Resources Corp.;	April 30, 2002	0
Bellingham, Washington,	President Epic Oil & Gas Inc., 1996 to 2001;
U.S.A.	President Fremont Gold Corp., 1990 to1996;
Vice President Exploration, Bema Gold Corp. &
Arizona Star Corp. 1990 to 1996.

David Montgomery (4)	Chairman of Mecom UK Management,
Director	(European media investment Corporation);	September 24, 2003	0
London, U.K.	former CEO of the Mirror Group, plc; former
non-executive director for Donahue Inc.,
Scottish Media Group, the Press Association
and a former Managing Director of News UK.

Ronald Shorr (3) (4) (5)	President Maudore Minerals Inc.; Mining
Director	Consultant from 1990 to present; Managing	June 6, 2002	155,000
New York, N.Y., U.S.A.	Director of the FinCap Group NY, from 2000
to 2002.

(1)     Unless otherwise stated above, any nominees named above who were not elected at the last annual general meeting have held the principal occupation or employment indicated for at least five years.

(2)     The information as to country of residence, principal occupation and number of shares beneficially owned by the nominees (directly or indirectly or over which control or direction is exercised) is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees.

(3)     Members of the Corporation’s Audit Committee.

(4)     Member of the Corporation’s Compensation Committee.

(5)     Member of the Corporation’s Nominating Committee.

STATEMENT OF CORPORATE GOVERNANCE

Effective June 20, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Instrument 58-201 Corporate Governance Guidelines ("NI 58-201"). NI 58-101 requires companies to disclose the corporate governance practices that they have adopted and NI 58-201 provides guidance on corporate governance practices. In addition, the Corporation is subject to Multilateral Instrument 52-110 Audit Committees ("MI 52-110"), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. The Corporation’s approach to corporate governance is set out below:

Composition of the Board of Directors

NI 58-101F1 recommends that the board of directors of every listed company should consist of a majority of individuals who qualify as "independent" directors under MI 52-110, which provides that a director is independent if he or she has no direct or indirect "material relationship" with the company. "Material relationship" is defined as a relationship which, in the view of the company’s board of directors, could be reasonably expected to interfere with the exercise of a director’s independent judgment. In addition, where a company has a significant shareholder, NI 58-101 suggest that the board of directors should include a number of directors who do not have material relationships with either the company or the significant shareholder.

The Board of the Corporation is currently composed of six directors, five of whom are outside directors, being directors who are not officers or employees of the Corporation, and one inside director, the Corporation’s President and CEO. The Board has determined that of its five outside directors, all are independent directors. Of the six members of the Board, the only director who is not considered to be independent is James Walchuck, the Corporation’s President and CEO. The independent directors are: Peter Bojtos, Michael Hopley, David Montgomery, Hein Poulus and Ronald Shorr.

The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with the Corporation and its subsidiaries. None of the independent directors is engaged in the day-to-day operations of the Corporation or is a party to any material on-going contracts with the Corporation. More information about each director can be found in the information circular under the heading "Election of Directors".

The Corporation does not presently have a Chairman of the Board. Hein Poulus is an independent director who acts as "Lead Director" to ensure that the Board’s agenda will enable it to successfully carry out its duties.

Directorships

Certain members of the Board hold directorships with other reporting issuers. The following table sets out the name of the each reporting issuer that the Corporation’s directors hold other directorships with:

Peter Bojtos	Apogee Minerals Ltd.
Apolo Gold and Energy Inc.
Falkland Gold & Minerals Ltd.
Fischer-Watt Gold Co. Inc.
Kalimantan Gold Corp Ltd.
Queenstake Resources Ltd.
Sage Gold Inc.
U.S. Gold Corp.
Vaaldiam Resources Ltd.
Vault Minerals Inc.
Michael Hopley	Sunridge Gold Corp.
Crescent Resources Corp.
David Montgomery	Mecom Group plc
West 175 Inc.
Hein Poulus	Longview Capital Partners Limited
Ronald Shorr	Maudore Minerals Ltd.
Longview Capital Partners Limited
Samba Gold Inc.
Crown Resources Corp.
James Walchuck	Buffalo Gold Ltd.
Merit Mining Corp.
Appleton Exploration Inc.

Meetings of Independent Directors

The Board has appointed three Committees; 1) the Audit Committee, 2) the Compensation Committee and 3) the Nominating Committee. These committees are comprised of a majority of independent directors and meet regularly.

Audit Committee

The Audit Committee is chaired by Hein Poulus with Peter Bojtos and Ronald Shorr comprising the remainder of the Committee. All members of this committee are independent directors and are financially literate. A director is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements. The Audit Committee meets four to six times per year.

Compensation Committee

The Compensation Committee is comprised entirely of independent directors. It is chaired by Michael Hopley, and Ronald Shorr and David Montgomery are the remaining members. Pursuant to its written charter, the Compensation Committee is responsible for making recommendations to the Board relating to a review of the adequacy and form of compensation of directors and senior management and ensures that compensation realistically reflects the responsibilities and risks involved in being an effective director and/or a member of senior management. The Compensation Committee meets four to six times per year.

Nominating Committee

The Corporation has a Nominating Committee comprised of a majority of independent directors who are be responsible for identifying individuals qualified to become new Board members and recommending to the Board the new director nominees. James Walchuck, the Corporation’s President and CEO, Hein Poulus and Ronald Shorr are the members of the Nominating Committee. The Nominating Committee was recently constituted and will hold its meetings at least once per year.

Board Mandate

The Board of Directors, either directly or through committees of the Board, is primarily responsible for the stewardship of the Corporation with the objective of acting in the best interests of the shareholders and Corporation. The Board acts in accordance with: the Yukon Business Corporations Act; the Corporation’s articles of incorporation and by-laws; the mandates of the various Board Committees; and other applicable laws and Corporation policies.

In order to fulfil its responsibilities, the Board:

(a)     Supervises the management of the business and affairs of the Corporation;

(b)     provides leadership and vision to supervise the management of the business and affairs of the Corporation;

(c)     approves and reviews all significant decisions that affect the Corporation and its subsidiaries before and after they are implemented;

(d)     is actively involved in the Corporation’s strategic planning process, regularly meeting with management to discuss and set out the long term goals of the Corporation and the plans to achieve these goals;

(e)     conducts reviews of the risks inherent in all of the business activities of the Corporation;

(f)     assesses the integrity and adequacy of the internal control policies and procedures and information systems of the Corporation to ensure the Corporation adequately mitigates the risks of its business activities;

(g)     reviews and monitors the continuous disclosure and corporate governance practices of the Corporation as well as measures for receiving shareholder feedback;

(h)     assesses its own performance, both individually and as a whole;

(i)     develops the authorities of senior management and the Board regarding the major business activities of the Corporation to ensure a common understanding of these key authorities including which activities require pre-approval and post approval requirements;

(j)     establishes and monitors the codes, charters, mandates, policies and practices of the Corporation;

Directors may hire outside advisers at the Corporation’s expense, subject to the approval of the Board.

Orientation and Continuing Education

All new directors receive historical public information about the Corporation, the mandates of the Committees of the Board, and other relevant corporate and business information. The directors are also kept informed of securities regulatory matters. Senior management makes regular presentations to the Board on the main areas of the Corporation’s business.

Code of Business Conduct and Ethics

The Board has adopted a written code of business conduct and ethics applicable to directors, officers and employees of the Corporation. The code is designed to promote the integrity of the Corporation. Mandated in the code are procedures for dealing with: conflicts of interest of directors and executive officers, protection and use of corporate assets and business opportunities, confidentiality of corporate information, compliance with laws and regulations, and fairness with shareholders, employees, suppliers, contractors, and competitors. In the event that a director, officer or employee does not comply with the code, the Corporation is authorized to file a material change report. A copy of the Code of Business Conduct and Ethics can be found on the Corporation’s website and at www.sedar.com in under the Corporation’s name.

Nomination of Directors

The Nominating Committee is comprised of a majority of independent directors. James Walchuck, the Corporation’s President and CEO, Hein Poulus and Ronald Shorr are the members of this committee. Responsibilities of the Nominating Committee include identifying individuals qualified to become new Board members and recommending to the Board the new director nominees; implementing orientation and education programs for new members of the Board and implementing procedures for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of the Corporation’s directors.

Compensation Committee

A Compensation Committee has been appointed by the Board to oversee compensation matters of senior executives and directors. Its purpose is to ensure that their forms of compensation appropriately reflect the responsibilities and risks involved in being an effective director and/or a member of senior management. The Committee is Chaired by Michael Hopley and includes Ronald Shorr and David Montgomery.

The Compensation Committee has a charter that sets out its purpose, responsibilities, member qualifications and appointment and removal process, structure and operations, and the process for reporting to the Board. The Committee is responsible for making recommendations to the Board with respect to senior offic er and director compensation, incentive-compensation plans and equity-based plans. It also evaluates the CEO’s performance as it relates to the Corporation’s goals and recommends the CEO’s compensation to the Board.

Regular Board Assessments

The Board is collectively responsible for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors as it relates to the Board’s mandate and the Corporation’s goals.

The Board is also responsible for the examination of the size of the Board with a view to determining the impact of the number upon effectiveness and to undertake where appropriate, a program to reduce or enlarge the number of directors to a number which facilitates more effective decision-making.

Audit Committee

The Audit Committee is chaired by Hein Poulus, with Peter Bojtos and Ronald Shorr comprising the remainder of the Committee. All members of this Committee are independent directors and are financially literate.

The Audit Committee has a charter that sets out its mandate and responsibilities. A copy of the charter is attached to this Information Circular as Appendix "A".

The Audit Committee communicates directly with the Chief Financial Officer and external auditors to discuss and review specific issues as appropriate.

The Board of Directors delegates its responsibility for oversight of the financial reporting process to the Audit Committee. The role of the Audit Committee includes:

(1)     helping directors discharge their responsibilities,

(2)     providing better communication between directors and the external auditors,

(3)     enhancing the independence of the external auditor,

(4)     increasing the credibility and objectivity of financial reports, and

(5)     strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor.

The Audit Committee is directly responsible for ensuring that management has designed and implemented an effective system of internal financial controls. Additionally, the Audit Committee is responsible for the review of the annual and interim financial statements. Following this review, the Committee then makes a recommendation to the Board for approval. The Audit Committee is responsible for managing, on behalf of the shareholders, the relationship between the Corporation and the external auditors. In particular, it is responsible for:

(a)     overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or related work;

(b)     recommending to the Board of directors the nomination and compensation of the external auditors; and

(c)     pre-approval of non-audit services that are then recommended to the Board.

The Committee has established a whistleblower policy which sets out procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

Audit Fees - the following fees were billed by the Corporation’s auditors in the previous two fiscal years:

TABLE 8

Fiscal year	Audit-Related fees	Tax fees	All other fees	TOTAL
ended	($)	($)	($)	Audit Fees
August 31				($)

2006	82,250	2,538	50,000	134,788
2005	57,420	-	11,550	68,970

As an issuer listed on the TSX Venture Exchange, the Corporation is exempt from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of Multilateral Instrument 52-110 "Audit Committees" and relies upon the exemption contained in section 6.1 of that instrument.

RENEWAL OF STOCK OPTION PLAN

The directors of the Company wish to have shareholders approve the renewal of a stock option plan (the "Option Plan"), as previously approved by shareholders, to govern the future grant from time to time, of options to purchase common shares in the capital of the Company to eligible recipients. The directors are of the view that it is in the best interests of the Company to renew the Option Plan, which will enable the directors to grant options to directors, employees and other service providers as a means of rewarding positive performance and providing incentive to attract and retain personnel to effectively manage the affairs of the Company.

The Option Plan permits the granting of options of up to 10% of the shares of the Corporation issued and outstanding at the date of grant. In accordance with the rules and policies of the TSX Venture Exchange ("TSX-V"), shareholders must each year approve the Option Plan pursuant to which the Company may grant incentive stock options to directors, officers, employees, and consultants of the Company or any of its affiliates. The policies require that a stock option plan must specify a maximum number of shares issuable under it, which number can later be increased to a higher specified number only if authorized by the shareholders and accepted by the TSX-V.

The Option Plan has been amended as follows:

(a) to include vesting restrictions on all stock option such that 1/3 of the options shall vest on the day of grant, 1/3 become vested on the first anniversary of the day of grant, and the remaining 1/3 become vested on the second anniversary of the day of grant; and

(b) to include provisions such that a pro-rated portion of previously unvested options shall immediately become vested in the event of death of the optionee.

To summarize, the Option Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1.     The number of shares subject to each option is determined by the Board of Directors provided that the Option Plan, together with all other previously established or proposed share compensation arrangements may not, during any 12 month period, result in:

(a)     the issuance of stock options to any one person, within that period, of a number of shares exceeding 5% of the issued shares of the Corporation;

(b)     the issuance, within a one year period, to insiders of the Corporation of a number of shares exceeding 10%, or to one insider of a number exceeding 5%, or to a consultant of a number exceeding 2%; or to an employee (as defined by the TSX-V) who provides investor relations services of a number exceeding an aggregate of 2% of the issued shares of the Corporation.

2.     The aggregate number of shares which may be issued pursuant to options granted under the Option Plan, inclusive of options granted and outstanding under the previous stock option plan, may not exceed 10% of the issued and outstanding shares of the Corporation as at the date of the grant.

3.     The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option, less a maximum discount of 25%, or in accordance with TSX-V policies.

4.     The options may be exercisable for a period of up to 10 years so long as the Corporation is a Tier 1 Issuer on the TSX-V, or a maximum of five years if the Corporation is a Tier 2 Issuer on the TSX-V.

5.     With the exception of those options granted to investor relations consultants, any stock options granted are subject to vesting restrictions such that 1/3 of the options vest on the day of grant, 1/3 become vested on the first anniversary of the day of grant, and the remaining 1/3 become vested on the second anniversary of the day of grant. The Corporation’s directors may, at their discretion, amend options terms as they deem appropriate.

6.     The options are non-assignable and non-transferable . The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the Option Plan or within a period of not more than 90 days (30 days for providers of investor relations services) after ceasing to be an eligible optionee or, if the optionee dies, within one year from the date of the optionee’s death. In the event of death of an optionee, a pro-rata portion of unvested options equal to what would have vested in the period from the previous vested block shall immediately become fully vested.

7.     On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

8.     Options granted or amendments made to options previously granted pursuant to the Option Plan do not require further shareholder approval although notice of options granted under the Option Plan must be provided to the TSX-V. Any amendments to the Option Plan must also be approved by the TSX-V and, if necessary, by the Shareholders of the Corporation to become effective.

A copy of the Option Plan will be available at the Meeting for review by the Shareholders. In addition, the text of the Option Plan is available for review by any Shareholder up until the day preceding the Annual General Meeting, at the Corporation’s office at Suite 2400, 1111 West Georgia Street, Vancouver, British Columbia.

Shareholder approval

For the purposes of this Information Circular, the term "insider" has the meaning given to that term in the Securities Act (British Columbia).

Shareholder approval of the Option Plan requires a simple majority of the votes cast by the Shareholders who are not insiders of the Corporation, or associates of such insiders.

The Corporation is a sking both its Shareholders as a whole, and disinterested shareholders, to vote affirmatively on the following resolution to adopt and approve the Option Plan:

"RESOLVED THAT, subject to regulatory approval, the Option Plan authorizing the directors to grant options on shares totalling up to a maximum of 10% of the Corporation’s common shares issued and outstanding from time to time, as at the date of the relevant grant, be and it is hereby approved, together with all options granted thereunder as at the date hereof, and that the board of directors be and they are hereby authorized, without further shareholder approval, to carry out the intent of this resolution."

If this resolution is approved by Shareholders it is expected that the Board of Directors will in due course grant further options under the Option Plan as the Board deems fit in light of the overall compensation program and the relative efforts and contributions of the eligible participants under the Plan.

The discretionary authority granted by the enclosed proxy will be used by management to approve any amendments to the above resolution acceptable to it.

RESTRICTED SECURITIES

There are no actions to be taken by the Corporation that would involve a transaction that would have the effect of converting or subdividing, in whole or in part, existing securities into restricted securities, or creating new restricted securities.

OTHER BUSINESS

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Included with this information circular are the audited annual financial statements for the years ended August 31, 2005 and 2004, and the Corporation’s Management Discussion and Analysis ("MD&A") as of this date. If Shareholders wish additional copies of the Corporation’s financial statements or MD&A, they may request them from the Corporate Secretary at the Corporation’s head office.

Additional information relating to the Corporation can be found at www.sedar.com, in the Company Profiles Section, or at the Corporation’s website at www.tournigan.com.

BOARD APPROVAL

The contents of this Information Circular have been approved, and its mailing has been authorized by the Directors of the Corporation.

Dated at Vancouver, British Columbia, this 18th day of December, 2006.

ON BEHALF OF THE BOARD,

"James Walchuck"

President & CEO, and Director

APPENDIX "A"

TOURNIGAN GOLD CORPORATION

AUDIT COMMITTEE CHARTER

OVERVIEW AND PURPOSE

The Audit Committee of Tournigan Gold Corporation ("Tournigan") has been formed to enable the Board of Directors of Tournigan to perform its obligations with respect to compliance with applicable securities laws and the rules of the TSX Venture Exchange ("TSX-V").

The Audit Committee is responsible to the Board of Directors of Tournigan. The primary objective of the Audit Committee is to assist the Board of Directors in fulfilling its responsibilities with respect to:

(a)     disclosure of financial and related information;

(b)     the relationship with and expectations of the external auditors of Tournigan, including the establishment of the independence of the external auditors;

(c)     its relationship with and expectations of the internal auditors function (as applicable);

(d)     the oversight of internal control; and

(e)     any other matters that the Audit Committee feels are important to its mandate or that the Board of Directors chooses to delegate to it.

The Audit Committee will approve, monitor, evaluate, advise or make recommendations in accordance with this Charter, with respect to the matters set out above.

1. ORGANIZATION

1. 1 Size and Membership Criteria

The Audit Committee will consist of a minimum of three Directors of Tournigan.

Each member of the Audit Committee must be independent of management and free from any interest, business or other relationship, other than interests and relationships arising from holding shares of Tournigan or other securities which are exchangeable into shares of Tournigan, which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of Tournigan.

All members of the Audit Committee must be financially literate and able to read and understand basic financial statements. At least one member of the Audit Committee must have accounting or related financial expertise and should be able to analyze and interpret a full set of financial statements, including notes, in accordance with generally accepted accounting principles.

1.2 Appointment and Vacancies

The members of the Audit Committee are appointed or reappointed by the Board of Directors following each annual meeting of the shareholders of Tournigan. Each member of the Audit Committee will continue to be a member of the Audit Committee until his or her successor is appointed unless he or she resigns or is removed by the Board of Directors of Tournigan or ceases to be a Director of Tournigan.

Where a vacancy occurs at any time in the membership of the Audit Committee, it may be filled by the Board of Directors and will be filled by the Board of Directors if the membership of the Audit Committee is less than three Directors as a result of any such vacancy.

2. MEETINGS

2.1 Frequency

The Audit Committee will meet at least four times per year on a quarterly basis, or more frequently as circumstances require. In addition, the Audit Committee will also meet at least quarterly with management, the internal auditors (as applicable) and the external auditors of Tournigan in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believes should be discussed privately.

2.2 Chair

The Board of Directors of Tournigan or, in the event of its failure to do so, the members of the Audit Committee, will appoint a Chairman from amongst their number. If the Chairman of the Audit Committee is not present at any meeting of the Audit Committee, the Chairman of the meeting will be chosen by the Audit Committee from among the members present.

The Audit Committee will also appoint a secretary who need not be a Director of Tournigan.

2.3 Time and Place of Meetings

The time and place of meetings of the Audit Committee and the procedure at such meetings will be determined from time to time by the members of the Audit Committee, provided that:

(a)     a quorum for meetings of the Audit Committee will be two members present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other,

(b)     notice of the time and place of every meeting will be given in writing, facsimile or electronic means to each member of the Audit Committee, the internal auditors (as applicable), the external auditors and the corporate secretary of Tournigan at least 24 hours prior to the time fixed for such meeting.

Any person entitled to notice of a meeting of the Audit Committee may waive such notice (an attendance at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called).

The external auditors will be entitled to attend each meeting of the Audit Committee at the expense of Tournigan.

A meeting of the Audit Committee may be called by the corporate secretary of Tournigan on the direction of the Chairman, Chief Financial Officer, Chief Executive Officer of Tournigan, by any member of the Audit Committee, the external auditors or the internal auditors (as applicable). Notwithstanding the foregoing, the Audit Committee will at all times have the right to determine who will and will not be present at any part of any meeting of the Audit Committee.

2.4 Agenda

The Chairman will ensure that the agenda for each upcoming meeting of the Audit Committee is circulated to each member of the Audit Committee as well as each of the external auditors, internal auditors (as applicable) and corporate secretary of Tournigan in advance of the meeting of the Audit Committee not later than five business days prior to each meeting.

2.5 Resources

The Audit Committee will have the authority to retain independent legal, accounting and other consultants to advise the Audit Committee. The Audit Committee may request any officer or employee of Tournigan or its subsidiaries or the legal counsel to Tournigan or the external auditors of Tournigan to attend any meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

3. DUTIES AND RESPONSIBILITIES

The Board of Directors of Tournigan has delegated the following duties and responsibilities to the Audit Committee, and the Audit Committee will have the sole authority and responsibility to carry out these duties and responsibilities.

3.1 Financial Statements and Related Information

The Audit Committee will review, monitor and discuss with management, the internal auditors (as applicable) and the external auditors of Tournigan the following financial statements and related information:

(a)     annual audited financial statements of Tournigan, including notes;

(b)     interim financial statements of Tournigan;

(c)     management discussion and analysis relating to each of the annual audited financial statements and the interim financial statements of Tournigan;

(d)     news releases and material change reports announcing annual or interim financial results or otherwise disclosing the financial performance of Tournigan, including the use of non-GAAP earnings measures;

(e)     all financial-related disclosure to be included in or incorporated by reference into any prospectus that may be prepared by Tournigan; and

(f)     the Corporation’s annual report, annual information form and management information or proxy circular.

As part of this review process, the Audit Committee must meet with the external auditors without management present to receive input from the external auditors with respect to the acceptability and quality of the financial disclosure and related documents.

Following the review by the Audit Committee of the documents set out above, the Audit Committee will recommend to the Board of Directors of Tournigan, if appropriate, that such documents be approved by the Board of Directors and filed with all applicable securities regulatory bodies and/or be sent to shareholders. If Tournigan lists its securities on a stock exchange in a jurisdiction other than Canada, the Audit Committee should review the equivalent applicable documentation and procedures.

3.2 Appointment of External Auditors

The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of the external auditors of Tournigan (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing its audit report or related work.

The Audit Committee has the sole authority to review in advance and grant any appropriate approvals of all auditing services to be provided by the external auditors of Tournigan and any non-audit services to be provided by the external auditors of Tournigan as permitted by applicable securities laws and applicable stock exchanges.

The Audit Committee will review on an annual basis the performance of the external auditors of Tournigan. The Audit Committee will discuss with the external auditors any disclosed relationships or services that the external auditors propose to provide to Tournigan or any of its subsidiaries that may impact the objectivity and independence of the external auditors in order to satisfy itself of the independence of the external auditors.

On an annual basis , the Audit Committee will obtain and review an annual report from the external auditors describing the external auditors’ internal quality control procedures and any material issues raised by the most recent internal quality control review or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the external auditors and any steps taken to deal with any such issues. In addition, the Audit Committee will review on an annual basis the scope and plan of the work to be done by the external auditors of Tournigan for the coming financial year.

3.2 Internal Audit Function

The Audit Committee is responsible for reviewing with management of Tournigan the following:

(a)     plans regarding any changes in accounting practices or policies and the financial impact thereof;

(b)     areas of management judgment and estimates that have a significant effect on the financial statements of Tournigan and its subsidiaries;

(c)     any off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of Tournigan and its subsidiaries which would have a material current or future effect on the financial condition of Tournigan;

(d)     major risk exposures facing Tournigan and the steps that management has taken to monitor, control and manage such exposures, including Tournigan’s management guidelines and policies;

(e)     any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of Tournigan and its subsidiaries and the manner in which these matters have been disclosed in the financial statements;

(f)     quarterly certifications by senior management in respect of Disclosure Controls and Procedures, and Internal Controls over Financial Reporting.

3.3 Internal Controls

In consultation with the external auditors, the Audit Committee is responsible for reviewing the adequacy of Tournigan’s internal control structures and procedures designed to ensure compliance with applicable laws and regulations.

The Audit Committee will review:

(a)     the internal control report prepared by management, including management’s assessment of the effectiveness of Tournigan’s internal control structure and procedures for financial reporting; and

(b)     the attestation and report by the external auditors of Tournigan on the assessment made by management.

3.4 Other Responsibilities

(a)     Establish, review, and update periodically the Code of Conduct and Business Ethics, and ensure that management has established a system to enforce this Code;

(b)     Review and monitor the corporate governance practices and continuous disclosure of the Corporation as well as measures for receiving shareholder feedback;

(c)     periodically perform self-assessment of audit committee performance;

(d)     review financial and accounting personnel succession planning within the company;

(e)     review and recommend for disinterested Board approval any proposed related party transactions that may be considered material;

(f)     review on a quarterly basis a summary of related party transactions and potential conflicts of interest to ensure that they are in the best interests of the Corporation.

4. WHISTLEBLOWER POLICY

The Audit Committee has adopted a whistleblower policy to ensure procedures are in place for the receipt, retention and treatment of complaints received by the Corporation from employees, shareholders and other stakeholders regarding accounting issues and financial reporting, internal controls and internal or external auditing matters. The Committee should be satisfied that sufficient controls are in place to ensure that all such complaints can be received anonymously and with an appropriate degree of confidentiality and that potential employee informants are aware of the process that is in place. The Committee should also be satisfied that processes are in place to ensure that all such complaints, regardless of significance, are presented to the Committee.

5. DISCLOSURE

This Charter shall be published annually in Tournigan’s annual information form or management information circular.

TOURNIGAN GOLD CORPORATION

24 th Floor, 1111 West Georgia Street
Vancouver, British Columbia, Canada V6E 4M3
(604) 683 -8320

www.tournigan.com